Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

July 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Kasey Robinson

Christine Westbrook

Tracey Houser

Daniel Gordon

Re:	Dermata Therapeutics, Inc.

Registration Statement on Form S-1

Filed June 10, 2021

File No. 333-256997

Ladies and Gentlemen:

On behalf of Dermata Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated June 17, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1, filed on June 10, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing a revised registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold is the comment of the Staff with respect to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below the comment. Capitalized terms used herein have the meanings set forth in the Draft Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Form S-1 Filed June 10, 2021

Dilution, page 69

1. Please revise your calculation of historical net tangible book value to exclude the deferred offering costs of $265,353, an intangible asset. Refer to Item 506 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 70 of the Revised Registration Statement to revise the calculation of historical net tangible book value to exclude the deferred offering costs.

3. Summary of Significant Accounting Policies

Stock-Based Compensation, page F-26

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 2, 2021

2. We note your disclosure here and in Note 6 that the fair value of options is estimated using independent outside valuations. Please tell us the nature and extent of the valuation expert’s involvement and whether you believe the valuation expert was acting as an expert as defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the valuation expert in the Form S-1 and provide a consent from the valuation expert. If you conclude the valuation expert is not considered an expert under the Securities Act, please revise your disclosure to clarify. Also address this comment for the reacquisition value of the subordinated convertible promissory notes based on an independent valuation in Note 5 on page F-29.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on pages F-26 and F-33 in the Revised Registration Statement to make clear that the fair value of options was estimated by the Company’s management with the assistance of a valuation firm.

Further to the above, the Company reviewed the Commission’s guidance relating to disclosures on the use of experts in Securities Act Statements as stated in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections. The Company does not believe it is required to “expertise” or seek a written consent based on the limited extent of the specialists work in accordance with Securities Act Section 7(a). This regulation applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Securities Act Section 11(a). The Company has updated the disclosure included in the Revised Registration Statement to more accurately state that the Company’s management calculated the fair value of its options with limited consultation by the third party valuation firm.

8. Stock-Based Compensation, page F-32

3. We note that as of December 31, 2020, there were 7,488,437 Class B common units that were issued as profit units. The disclosures addresses the conversion of 5,688,479 Class B common units into common stock options and 1,338,812 Class B common units into common stock warrants. Please expand your disclosure to address the status of the remaining 461,146 Class B common units including the accounting implications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosures on page F-31 in the Revised Registration Statement to make clear the discrepancy is due to the forfeiture of such Class B common units upon the termination of employment of the holders thereof.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

cc:    Gerald T. Proehl, Dermata Therapeutics, Inc.